IN THE CIRCUIT COURT OF JACKSON COUNTY, MISSOURI
AT INDEPENDENCE

ADRIANA APOLITO-BEVIS, On Behalf of
Herself and all Others Similarly Situated,	§
§
Plaintiff,	§
§
vs.	§
§
JOHN P. KELLY,	§	Case No : 1016 - CV 19517
4100 North Mulberry Drive, Suite 200	§
Kansas City, MO 64116	§
	§	Division:
WILLIAM R. PATTERSON,	§
4100 North Mulberry Drive, Suite 200	§
Kansas City, MO 64116	§
§
DAVID W. ALLEN,	§
4100 North Mulberry Drive, Suite 200	§
Kansas City, MO 64116	§
§
JONATHAN E. BAUM,	§
4801 Main Street Kansas City, MO 64112	§
§
CATHLEEN S. CURLESS,	§
4100 North Mulberry Drive, Suite 200	§
Kansas City, MO 64116	§
§
ROBERT J. DRUTEN,	§
4100 North Mulberry Drive, Suite 200	§
Kansas City, MO 64116	§
§
JAMES A. HEETER,	§
1201 Walnut Street, Apt. 2800	§
Kansas City, MO 64106	§
§
RONALD C. KESSELMAN,	§
4100 North Mulberry Drive, Suite 200	§
Kansas City, MO 64116	§
§
TIM M. POLLACK,	§
4100 North Mulberry Drive, Suite 200	§
Kansas City, MO 64116	§
§
§
§
§

AMERICAN ITALIAN PASTA COMPANY,	§
4100 North Mulberry Drive, Suite 200	§
Kansas City, MO 64116	§
Serve Resident Agent:	§
CT Corporation	§
120 South Central Ave.	§
Clayton, MO 63105	§
RALCORP HOLDINGS, INC.
800 Market Street, Ste. 2900, Saint Louis,
Missouri 63101.
Serve Registered Agent:
CT Corporation
120 South Central Ave.
Clayton, MO 63105
     Defendants.
PETITION FOR CLASS ACTION
     Plaintiff alleges upon knowledge as to her own acts and upon information and belief as to all other matters, as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of herself and the public shareholders of American Italian Pasta Company (“AIPC” or the “Company”) against the directors of AIPC and Ralcorp Holdings, Inc. (“Ralcorp”), arising out of the agreement to sell AIPC to Ralcorp by an unfair process and price (the “Proposed Transaction”). In pursuing the Proposed Transaction each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.
     2. Under the terms of the Proposed Transaction, Ralcorp will acquire all of AIPC’s outstanding shares of common stock for approximately $1.2 billion, in a cash tender offer, after which AIPC will merge with a Ralcorp controlled entity and be controlled by Ralcorp. The Proposed Transaction has been approved by AIPC’s board of directors.

Plaintiffs Original Class Action Complaint	Page 2

     3. The terms of the material definitive agreement between AIPC and Ralcorp (the “Agreement”) provide that AIPC shareholders will receive a total of $53.00 per share (the “Offer Price”). The Offer Price represented a premium of just 33% on the trading price of AIPC stock prior to the announcement of the Proposed Transaction.
     4. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of AIPC to Ralcorp on terms preferential to Ralcorp, and certain of AIPC’s directors, but detrimental to Plaintiff and the other public stockholders of AIPC.
     5. Plaintiff seeks to enjoin the Proposed Transaction, or alternatively, in the event the Proposed Transaction is consummated, plaintiff seeks to recover damages caused by the breaches of fiduciary duties owed to the Company’s shareholders.
PARTIES
     6. Plaintiff Adriana Apolite-Bevis is, and has been at all times relevant hereto, an AIPC shareholder.
     7. American Italian Pasta Company is a corporation organized under the laws of the State of Delaware and headquartered at 4100 North Mulberry Drive, Suite 200, Kansas City, MO 64116. AIPC is and at all times relevant hereto was listed and traded on the NASDAQ under the symbol “AIPC”. As of June 15, 2010, there were 21,820,119 shares of AIPC outstanding. The Company engages in the production and marketing of dry pasta in North America. It may be served with process at its registered agent listed above.
     8. Defendant Ralcorp is a corporation organized under the laws of the Delaware and located in St. Louis, Missouri. Ralcorp manufactures, distributes and markets a variety of baked goods to groceries throughout North America. Ralcorp may be served at its headquarters 800 Market Street, Ste. 2900, Saint Louis, Missouri 63101.

Plaintiffs Original Class Action Complaint	Page 3

     9. Defendant John P. Kelly (“Kelly”) is the Company’s President and Chief Executive Officer. Defendant Kelly may be served at his usual place of business, 4100 North Mulberry Drive, Suite 200, Kansas City, MO 64116.
     10. Defendant William R. Patterson (“Patterson”) is Chairman of the Board of Directors. He is also a Member of the Audit Committee and a Member of the Enterprise Risk Management Committee. Defendant Patterson may be served at 4100 North Mulberry Drive, Suite 200, Kansas City, MO 64116.
     11. Defendant David W. Allen (“Allen”) is a Company director. He is also Senior Vice President, Supply Chair Operations, of Del Monte Foods Company. Defendant Allen serves as Chair of the Compensation Committee and a Member of the Risk Management Committee. Defendant Kelly may be served at 4100 North Mulberry Drive, Suite 200, Kansas City, MO 64116.
     12. Defendant Jonathan E. Baum (“Baum”) is a Company director. He is a member of the Compensation Committee. Defendant Baum may be served at his usual place of business, 4801 Main Street Kansas City, Missouri 64112.
     13. Defendant Cathleen S. Cureless (“Cureless”) is a Company director. She is a member of the Enterprise Risk Management Committee and the Governance Committee. She is also a professor at the University of Kansas School of Business. Defendant Cureless may be served at 4100 North Mulberry Drive, Suite 200, Kansas City, MO 64116.
     14. Defendant Robert J. Druten (“Druten”) is a Company director. He is a member of the Compensation Committee and Chair of the Audit Committee. Defendant Druten may be served at 4100 North Mulberry Drive, Suite 200, Kansas City, MO 64116.
     15. Defendant James A. Heeter (“Heeter”) is a Company director. He is a member of the Audit Committee and Chair of the Governance Committee. Defendant Heeter may be served at his residence, 1201 Walnut Street, Apt. 2800, Kansas City, MO 64106.

Plaintiffs Original Class Action Complaint	Page 4

     16. Defendant Ronald C. Kesselman (“Kesselman”) is a Company director. He is Chair of the Enterprise Risk Management Committee. Defendant Kesselman may be served at 4100 North Mulberry Drive, Suite 200, Kansas City, MO 64116.
     17. Defendant Tim M. Pollack (“Pollack”) is a Company director. He is also a Member of the Governance Committee. Defendant Pollack may be served at 4100 North Mulberry Drive, Suite 200, Kansas City, MO 64116.
     18. The defendants identified in paragraphs 9 through 17 are at times collectively referred to as the Individual Defendants.
     19. The Individual Defendants, as officers and directors of the Company, have fiduciary duties to the public shareholders. As alleged herein, they have breached their fiduciary duties by agreeing to the sale of the Company at an improperly low price and by a process that fails to maximize value to the Company’s shareholders.
JURISDICTION AND VENUE
     20. This Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Missouri so as to render the exercise of jurisdiction by the Missouri courts permissible under traditional notions of fair play and substantial justice.
     21. Venue is proper in this Court because one or more of the Defendants either resides in or maintains executive offices in this County; a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein as well as aiding and abetting and conspiracy in violation of fiduciary duties owed to AIPC’s shareholders, occurred in this County; and Defendants have received substantial compensation in

Plaintiff’s Original Class Action Complaint	Page 5

this County by doing business here and engaging in numerous activities that had an effect in this County.
DEFENDANTS’ FIDUCIARY DUTIES
     22. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:
          (a) Adversely affects the value provided to the corporation’s shareholders;
          (b) Will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) Contractually prohibits themselves from complying with their fiduciary duties;
          (d) Will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) Will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     23. In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of AIPC, are obligated under applicable law to refrain from:
          (a) Participating in any transaction where the directors’ or officers’ loyalties are divided.

Plaintiff’s Original Class Action Complaint	Page 6

          (b) Participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) Unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     24. Plaintiff alleges herein that Defendants, separately and together, in connection with the Merger, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of AIPC. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class, and are choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Merger. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their AIPC common stock in the proposed Merger.
     25. Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Merger, the burden of proving the inherent or entire fairness of the Merger, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     26. Plaintiff brings this action on her own behalf and as a class action pursuant to Rule 52.08 of the Rules of Civil Procedure on behalf of all holders of AIPC stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

Plaintiff’s Original Class Action Complaint	Page 7

     27. This action is properly maintainable as a class action.
     28. The Class is so numerous that joinder of all members is impracticable. As of June 15, 2010, there were 21,820,119 shares outstanding — owned by thousands of shareholders.
     29. There are questions of law and fact which are common to the Class including, inter alia, the following:
          (a) Whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (b) Whether the Individual Defendants have erected barriers designed to deter interested bidders, other than Ralcorp;
          (c) Whether the Individual shareholders have taken appropriate steps during the sale of the Company to get the best price reasonably possible for the Company’s shareholders;
          (d) Whether the Individual Defendants have disclosed to the Company’s public shareholders all material information necessary for said shareholders to make an informed decision as to whether to vote in support of the Proposed Transaction;
          (e) Whether plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated.
     30. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

Plaintiff’s Original Class Action Complaint	Page 8

     32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.
     33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
FACTUAL ALLEGATIONS
     34. Despite the worldwide financial crisis, AIPC has successfully weathered the storm. For example, on May 6, 2010, the Company touted that net income was up a staggering 47% for the second quarter. Earnings per share increase 30% from the same period in the prior year. AIPC’s shareholders were experiencing this phenomenal growth when other companies were failing. On May 6, 2010, Defendant AIPC issued the following SEC Form 8-K, which stated in pertinent part:
Net income for the second quarter increased $7.4 million, or 47%, to $23.2 million from an adjusted net income of $15.8 million in the comparable quarter of the prior year. Earnings per share, on a diluted basis, increased 44% to $1.05 per share from an adjusted earnings per share of $0.73 per share in the comparable prior quarter. Net income for fiscal 2010 year to date increased $11.0 million, or 33%, to $43.9 million from $32.9 million through the second quarter of fiscal 2009. Earnings per share, on a diluted basis, increased 30% to $2.00 per share year to date, from an adjusted earnings per share of $1.54 per share in the same period the year prior.
The non-GAAP adjustment to the 2009 numbers refers to tax benefits recorded in fiscal 2009 related to the reversal of certain tax reserves and the calculation of the prior year tax expense at the current year rate. The Company believes investors gain additional perspective of underlying business trends and results by calculating a measure of net earnings and diluted net earnings per share for fiscal 2009 that provides a consistent effective tax rate in order to evaluate ongoing business operations. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found after the financial statements included below.
* * *
AIPC reported strong key measurements for the second quarter of 2010. As a percent of revenue, the following gains were made over the second quarter of fiscal 2009:

Plaintiff’s Original Class Action Complaint	Page 9

•	Gross profit increased to 36.5% from 27.2%

•	Operating profit grew to 25.3% from 17.6%

•	Income before taxes grew to 24.6% from 15.1%
“Our retail focus on private label or store brand business, along with our strategic brands, contributed to strong results in the second quarter of fiscal 2010. AIPC continued to outperform the pasta category in both revenue and volume, and we are operating the business more profitably, as second quarter operating profit increased 30% from the year prior,” said President and CEO Jack Kelly.
“Strong performance in 2010 has allowed us to continue our aggressive debt reduction, bringing total debt outstanding to $45 million from $110 million at the end of fiscal 2009. Since the second quarter ended, we have further reduced our debt outstanding by an additional $15 million,” Kelly said.
Total revenue of $145.9 million for the quarter represents an approximate 10% decrease compared with the same period the year prior. Revenues decreased 5.4% due to lower average selling prices and 4.7% due to decreased volume. Revenues of $294.9 million for the 26-week year-to-date period represents a 12% decrease compared with the 27-week period in fiscal 2009. The volume decreases were within the institutional and non-strategic brand channels, which offset volume gains in the strategic retail channel of 2.7% for the quarter and 2.2% for the year to date period compared with the same period the year prior. Cost of goods sold decreased approximately 22% to $92.6 million for the quarter, primarily as a result of the combination of a decrease in our input costs and a decrease in volume in the institutional and non-strategic brand channels. Cost of goods sold as a percent of revenues was 63.5% in the second quarter, compared with 72.8% for the second quarter of fiscal 2009.
     35. According to Thomson/First Call the average target price for AIPC shares is $56.50, with a high of $60.00 per share, and a low of $53.00 per share. However, as a result of this merger, Ralcorp will continue to experience this explosive growth, while leaving shareholders cashed out at $53.00 per share.
     36. On June 21, 2010, Defendant AIPC issued the following press release, which stated in pertinent part:
On June 20, 2010, American Italian Pasta Company, a Delaware corporation (“AIPC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), and Excelsior

Plaintiff’s Original Class Action Complaint	Page 10

Acquisition Co., a Delaware corporation and an indirect and wholly owned subsidiary of Ralcorp (“Purchaser”).
Merger Agreement
     Under the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of AIPC’s Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), for $53.00 per Share, to the sellers thereof in cash (the “Offer Price”) without interest thereon, and less any required withholding taxes. The closing of the Offer and Purchaser’s obligation to accept for payment and to pay for all Shares tendered and not validly withdrawn is subject to a number of conditions, including:
•	that there be validly tendered in accordance with the terms of the Offer, immediately prior to the expiration date of the Offer and not withdrawn, a number of Shares that, together with the Shares then owned by Ralcorp and/or Purchaser, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire shares of common stock of AIPC regardless of conversion or exercise price, the vesting schedule or other terms and conditions of such derivative securities);

•	the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder; and

•	other customary conditions as set forth in the Merger Agreement.
     The Offer is not subject to a financing condition.
     As part of the Merger Agreement, AIPC granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from AIPC up to a number of authorized and unissued Class A Shares at a per Class A Share purchase price equal to the Offer Price that, when added to the number of Class A Shares owned by Purchaser at the time of exercise of the Top-Up Option, results in Purchaser owning one more Share than 90% of the number of shares of each class of AIPC capital stock then outstanding that would be entitled to vote on the Merger after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire shares of common stock of AIPC regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).
     The Merger Agreement provides that following completion of the Offer and, if necessary, the exercise of the Top-Up Option, and upon satisfaction or waiver of

Plaintiff’s Original Class Action Complaint	Page 11

certain conditions, the parties will complete a short-form merger (the “Merger”) under Delaware law, in which Purchaser shall be merged with and into AIPC, whereupon the separate existence of Purchaser shall cease, and AIPC shall be the surviving corporation and wholly owned subsidiary of Ralcorp. Each issued and outstanding share of common stock of AIPC immediately prior to the effective time of the Merger (other than shares of common stock of AIPC held by Ralcorp, AIPC and their subsidiaries) will be cancelled and converted into the right to receive the Offer Price, without interest and less any required withholding taxes.
     Ralcorp and AIPC have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of the business of AIPC and covenants prohibiting AIPC from soliciting, or providing information or entering into discussions concerning, or proposals relating to alternative business combination transactions, except in limited circumstances to permit the board of directors of AIPC to comply with its fiduciary duties under applicable law. The Merger Agreement also contains certain termination rights for each of Ralcorp and AIPC. If the Merger Agreement is terminated under specified circumstances, AIPC will be required to pay Ralcorp a termination fee of $36.3 million.
     The Merger Agreement is not intended to provide factual information about the parties thereto. The Merger Agreement contains representations and warranties that the parties made to and solely for the benefit of each other. Accordingly, investors and stockholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they were made only as of the date of the Merger Agreement. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that AIPC has provided to Ralcorp. Moreover, certain representations and warranties in the Merger Agreement may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among AIPC, Ralcorp and the Purchaser, rather than establishing matters of fact. Information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, and such subsequent information may or may not be fully reflected in the parties[sic] public disclosures.
     37. Furthermore, and in violation of the duty of the Individual Defendants to maximize shareholder value, the Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids. The improper terms of the Merger Agreement include the following:
     a. A coercive “top-up” short form merger. A top-up option gives the acquirer the option to purchase that number of newly issued shares of the target company necessary to give them one more share than the 90% threshold they need in order to close out the deal with a short form merger.

Plaintiff’s Original Class Action Complaint	Page 12

     b. An agreement obligating AIPC not to solicit any potentially superior proposals.
     c. An improper termination fee of $36.3 million payable by the Company to Ralcorp in certain circumstances should the Proposed Transaction not be consummated.
     38. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will deprive Class members of their fair share of AIPC’s valuable assets and businesses, to the irreparable harm of the Class.
     39. Plaintiff and the other members of the Class have no adequate remedy at law.
COUNT I
Claim for Breaches of Fiduciary Duties
Against the Individual Defendants
     40. Plaintiff repeats and re-alleges each allegation set forth herein.
     41. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of AIPC. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in AIPC.
     42. The Individual Defendants have violated their fiduciary duties by agreeing to the Proposed Transaction and the Merger Agreement to the detriment of plaintiff and the Company’s public shareholders. By agreeing to the Merger Agreement, the Individual Defendants have deprived plaintiff and members of the proposed Class of the true value of their investment in AIPC.
     43. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the care required, and breached their duty of loyalty because, among other reasons:
          (a) they have failed to properly value the Company;

Plaintiff’s Original Class Action Complaint	Page 13

          (b) they have failed to take steps to maximize the value of AIPC to its public shareholders; and
          (c) they have agreed to terms in the Merger Agreement that favor Ralcorp and deter alternative bids.
     44. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will cause irreparable harm to the Class by depriving the Class of its fair proportionate share of AIPC’s valuable assets and businesses.
     45. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.
COUNT II
Against AIPC & Ralcorp
For Aiding and Abetting Breaches of Fiduciary Duties
     46. Plaintiff repeats and re-alleges each allegation set forth herein.
     47. Defendants AIPC and Ralcorp by reason of their status as parties to the Proposed Transaction, and possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.
     48. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendant Ralcorp and AIPC, who, therefore, aided and abetted such breaches in the sale of AIPC to Ralcorp.
     49. As a result of the unlawful actions of defendants AIPC and Ralcorp, plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the true value of their equity ownership in the Company. Unless the actions of defendant Ralcorp

Plaintiff’s Original Class Action Complaint	Page 14

are enjoined by the Court, defendant Ralcorp will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.
     50. Plaintiff and the Class have no adequate remedy of law.
JURY DEMAND
     51. Plaintiff demands a trial by jury on all issues so triable.
AMOUNT IN CONTROVERSY
     52. The amount in controversy exceeds $25,000.
PRAYER FOR RELIEF
     FOR THESE REASONS, Plaintiff demands relief, in Plaintiff’s favor and in favor of the Class and against Defendants, as follows:
     a) Declaring and decreeing that the Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     b) Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;
     c) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of AIPC shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for AIPC;
     d) Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof including the “no solicitation” clause;
     e) Enjoining defendants from consummating the Merger Agreement and merger unless and until curative disclosures are made to AIPC shareholders;

Plaintiff’s Original Class Action Complaint	Page 15

     f) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     g) Granting such other and further equitable relief as this Court may deem just and proper.

Respectfully Submitted,
/s/ David M.Mayer
David M.Mayer, #40861
Monsees, Miller, Mayer, Presley &
Amick, P.C.
4717 Grand Ave., Ste. 820
Kansas City, MO 64112
(816) 361-5550
Fax: (816) 361-5577

And

Charles W. Branham, III
Texas Bar No. 24012323
tbranham@goldfarbbranham.com
Hamilton Lindley
Texas Bar No. 24044838
hlindley@goldfarbbranham.com
GOLDFARB BRANHAM LLP
Saint Ann Court
2501 N. Harwood Street, Suite 1801
Dallas, TX 75201
Phone: 214.583.2333
Fax: 214.583.2234

Plaintiff’s Original Class Action Complaint	Page 16

IN THE CIRCUIT COURT OF JACKSON COUNTY, MISSOURI
AT INDEPENDENCE
ADRIANA APOLITO-BEVIS,

PLAINTIFF(S),	CASE NO. 1016-CV19517 DIVISION 17
VS.
JOHN P KELLY,

DEFENDANT(S).
NOTICE OF CASE MANAGEMENT CONFERENCE FOR CIVIL CASE
AND ORDER FOR MEDIATION
     NOTICE IS HEREBY GIVEN that a Case Management Conference will be held with the Honorable JACK GRATE on 06-OCT-2010 in DIVISION 17 at 08:45 AM. All Applications for Continuance of a Case Management Conference should be filed on or before Wednesday of the week prior to the case management setting. Applications for Continuance of a Case Management Conference shall comply with Supreme Court Rule and 16th Cir. R. 34.1. Continuance of a Case Management Conference will only be granted for good cause shown because it is the desire of the Court to meet with counsel and parties in all cases within the first 4 months that a case has been on file. All counsel and parties are directed to check Case.NET on the 16th Judicial Circuit web site at www. 16thcircuit.org after filing an application for continuance to determine whether or not it has been granted.
     A lead attorney of record must be designated for each party as required by Local Rule 3.5.1. A separate pleading designating the lead attorney of record shall be filed by each party as described in Local Rule 3.5.2. The parties are advised that if they do not file a separate pleading designating lead counsel, even in situations where there is only one attorney representing the party, JIS will not be updated by civil records department, and copies of orders will be sent to the address currently shown in JIS. Civil Records does not update attorney information from answers or other pleadings. The Designation of Lead Attorney pleading shall contain the name of lead counsel, firm name, mailing address, phone number, FAX number and E-mail address of the attorney who is lead counsel.
     At the Case Management Conference, counsel should be prepared to address at least the following:
a.	A trial setting;

b.	Expert Witness Disclosure Cutoff Date;

c.	A schedule for the orderly preparation of the case for trial;

d.	Any issues which require input or action by the Court;

e.	The status of settlement negotiations.

MEDIATION
     The parties are ordered to participate in mediation pursuant to Supreme Court Rule 17. Mediation shall be completed within 10 months after the date the case if filed for complex cases, and 6 months after the date the case is filed for other circuit cases, unless otherwise ordered by the Court. Each party shall personally appear at the mediation and participate in the process. In the event a party does not have the authority to enter into a settlement, then a representative of the entity that does have actual authority to enter into a settlement on behalf of the party shall also personally attend the mediations with the party.
     The parties shall confer and select a mutually agreeable person to act as mediator in this case. If the parties are unable to agree on a mediator the court will appoint a mediator at the Case Management Conference.
     Each party shall pay their respective pro-rata cost of the mediation directly to the mediator.
POLICIES/PROCEDURES
     Please refer to the Court’s web page www.16circuit.org for division polices and procedural information listed by each judge.

/S/ JACK GRATE
JACK GRATE, Circuit Judge
Certificate of Service
     This is to certify that a copy of the foregoing was mailed postage pre-paid or hand delivered to the plaintiff with the delivery of the file-stamped copy of the petition. It is further certified that a copy of the foregoing will be served with the summons on each defendant named in this action.
Attorney for Plaintiff(s):
DAVID MATHEW MAYER, 4717 GRAND AVE., SUITE 820, KANSAS CITY, MO 64112
Defendant(s):
JOHN P KELLY
WILLIAM R PATTERSON
DAVID W ALLEN
JONATHAN E BAUM
CATHLEEN S CURLESS
ROBERT J DRUTEN
JAMES A HEETER
RONALD C KESSELMAN
TIM M POLLACK
AMERICAN ITALIAN PASTA COMPANY
RALCORP HOLDINGS INC

Dated: 30-JUN-2010	Teresa L. York Court Administrator